UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Monogram Residential Trust, Inc.

(Name of Subject Company)

Monogram Residential Trust, Inc.

(Name of Person Filing Statement)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

60979P 105

(CUSIP Number of Class of Securities)

Daniel J. Rosenberg

Senior Vice President, General Counsel and Secretary

Monogram Residential Trust, Inc.

5800 Granite Parkway, Suite 1000

Plano, Texas 75024

(469) 250-5500

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt, Esq.

Christopher R. Stambaugh, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Tender Offer”) by CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, and CMG Acquisition Co., LLC (collectively, the “Offerors”) to purchase up to 8,500,000 shares of the outstanding common stock, par value $0.0001 per share (the “Shares” or “Common Stock”), of Monogram Residential Trust, Inc., a Maryland corporation (the “Company”), at a purchase price of $5.00 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2014, attached as Exhibit (a)(1) to the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offerors on July 10, 2014, as amended from time to time (the “Offer to Purchase”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.

Item 1.                                 Subject Company Information.

The name of the subject company is Monogram Residential Trust, Inc. and the address and telephone number of its principal executive offices are 5800 Granite Parkway, Suite 1000, Plano, Texas and (469) 250-5500, respectively.

The title of the subject class of securities is the common stock of the Company, $0.0001 par value per share. As of the close of business on July 7, 2014 , there were 168,604,430 Shares issued and outstanding.

Item 2.                                 Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Offerors to purchase up to 8,500,000 Shares, at a price of $5.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2014 attached as Exhibit (a)(1) to the Schedule TO filed with the SEC by the Offerors on July 10, 2014, as amended from time to time.

Unless the Tender Offer is extended, it will expire at 11:59 p.m., Pacific Time, on Friday, August 22, 2014.

According to the Schedule TO of the Offerors, the Offerors’ business address is 12828 Northup Way, Suite 110, Bellevue, Washington 98005 and their telephone number is (425) 376-0693.

Item 3.                                 Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and their executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Item 1A. Risk Factors — Risks Related to Conflicts of Interest,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on March 12, 2014 (the “2013 Form 10-K”), which information is incorporated herein by reference.  The 2013 Form 10-K is available for free on the SEC’s web site at www.sec.gov or our web site at www.monogramres.com.

Item 4.                                 The Solicitation or Recommendation.

(a) Solicitation or Recommendation.

The Board of Directors has carefully reviewed and analyzed the terms of the Tender Offer. The Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or its Stockholders.  Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

(b) Background.

On June 27, 2014, the Company received a letter from Mark Swenson, Manager of CMG Partners, LLC, notifying the Company of the Offerors’ intention to commence a tender offer to purchase up to 8,500,000 shares of Common Stock at a purchase price equal to $5.00 per share on July 10, 2014.  With this letter, Mr. Swenson provided draft copies of the materials related to the intended tender offer.

On July 3, 2014, the Board of Directors held a meeting with members of management and representatives from DLA Piper LLP (US), the Company’s outside counsel (“DLA Piper”) and reviewed the Board’s duties in connection with the intended tender offer.  Also at the meeting, members of management reviewed with the Board certain financial matters related to the intended tender offer.

On July 10, 2014, the Offerors filed a Tender Offer Statement on Schedule TO with the SEC, commencing the Tender Offer.

On July 14, 2014, the Board of Directors held another meeting with members of management and representatives from DLA Piper.  The Board of Directors and management discussed the terms of the Tender Offer and, following these discussions, the Board of Directors determined that the Tender Offer was not in the best interests of the Stockholders and recommended that that the Stockholders reject the  Tender Offer and not tender their Shares to the Offerors for purchase pursuant to the Tender Offer.

(c) Reasons for the Recommendation.

In reaching the determination and in making the recommendation described above, the Board of Directors (i) reviewed the terms and conditions of the Tender Offer; (ii) consulted with the Company’s management and representatives of DLA Piper; and (iii) evaluated various relevant and material factors in light of the Board of Director’s knowledge of the Company’s business, financial condition, portfolio of assets and future prospects in order to assess the adequacy of the terms of the Tender Offer.

The reasons why the Board of Directors believes that the Tender Offer is not in the best interests of the Stockholders include the following information provided by Company management:

•                  The Board of Directors believes that the Offer Price is significantly less than the current and potential long-term value of the Shares, which belief is based on the Board of Director’s significant knowledge of the Company’s assets and, among other things, the following information:

(i) Effective as of March 1, 2013, the Board of Directors established an estimated value of Common Stock equal to $10.03 per Share. For important information regarding the methodologies, assumptions and limitations of this estimated per share value, please see Part II, Item 5 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 1, 2013 (the “2012 Form 10-K”), which information is incorporated herein by reference.  The 2012 Form 10-K is available for free on the SEC’s web site at www.sec.gov or our web site at www.monogramres.com.

(ii) With respect to the Company’s portfolio of stabilized operating properties:

(a)         Since the March 1, 2013 valuation, the Company has completed stabilized multifamily community property sales of approximately $265 million that were approximately 5% in excess of the valuations used in the March 1, 2013 valuation.

(b)         Compared to the information available at the March 1, 2013 valuation, same store rents per unit, revenue and net operating income as of March 31, 2014 have all increased.

With respect to the Company’s development portfolio, the progress has been materially consistent with expectations as of the March 1, 2013 valuation.

The Board of Directors believes the March 1, 2013 estimated value per Share is subject to the limitations described in the 2012 Form 10-K, particularly with respect to the passage of time since that valuation.  However, in light of the factors discussed above, the Board of Directors is comfortable that the margin for error is far less than the discrepancy between the current and potential long-term value of the Shares and the Offer Price of $5.00 per Share.  The Company has begun the process of updating the estimated value per Share in connection with the upcoming August filing of its Quarterly Report on Form 10-Q for the period ended June 30, 2014, and no information obtained during that process suggests the foregoing analysis is incorrect.

•                  The Offerors state in the Offer to Purchase that recent secondary market transactions have been reported in the range of $6.82-$7.66 per Share.  While the Company cannot verify whether such information is accurate or complete, the Board of Directors believes this supports the view that the Offer Price is lower than the value of the Shares.

•                  Given the Offer Price, the Board of Directors believes that the Tender Offer represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a profit and, as a result, deprive the Stockholders who tender Shares in the Tender Offer of the full current value of the Shares as well as the opportunity to realize the full potential long-term value of their investment in the Company. In that regard, the Board of Directors noted that, in the Offerors’ own words: “The [Offerors] are making the Tender Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase prices of $5.00 per Share, the [Offerors] are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the [Offerors’] objectives.”

•                  The Offerors acknowledge that they “… have not made an independent appraisal of the shares or the REIT’s properties, and are not qualified to appraise real estate.” The Board of Directors and the Company’s management believe this illustrates the lack of credibility of the Offerors’ valuation methods and the inadequacy of their Offer Price to Stockholders.

•                  The Offerors used a 50% “liquidity discount” in determining the Offer Price as described in the Offer to Purchase, but they do not provide any analysis as to how they arrived at such discount other than that “a 50% discount … would meet the [Offerors’] return targets based on the estimated time frame to potentially reach the [Offerors’] Estimated Net Asset Value but nevertheless result in the possibility of a significant number of shareholders choosing to sell.” In other words, the Offerors used a 50% liquidity discount because it was the largest liquidity discount that the Offerors believed that they could use to come to an offer price that was just high enough to get some stockholders to tender and sell their Shares to the Offerors.

•                  The Tender Offer is subject to certain conditions, some of which provide the Offerors with the “reasonable” discretion to determine whether the conditions have been met, such as the Offerors’ determination as to whether there has been any change or development that has material adverse significance with respect to either the value of the Company or the value of the Shares to the Offerors. In addition, the Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders. Accordingly, the

Board of Directors noted that there could be no assurance that the Tender Offer would be completed as soon as the Offerors imply.

•                  The Offerors state in the Offer to Purchase that the Company “does not intend to ‘begin to consider’ listing for 2 to 4 years.”  The Board of Directors noted that the timing of when to consider the process of listing or liquidation has always been subject to then-prevailing market conditions and other factors.  Although there can be no assurance of the timing of a liquidity event for Stockholders, it is possible that it could happen sooner than two to four years from now.

•                  For those Stockholders that desire immediately liquidity, the Company’s share redemption program (“SRP”) provides Stockholders with a limited ability to sell their shares to the Company.  The prices at which Stockholders may sell their shares to the Company pursuant to the SRP are, and are expected to remain following the August 2014 valuation, significantly more than $5.00 per Share.  The Offerors state in the Offer to Purchase that the SRP was oversubscribed by 2.4 million shares as of March 31, 2014.  This is true with respect to redemption requests other than those sought upon a stockholder’s death, qualifying disability or confinement to a long-term care facility (“Ordinary Redemptions”).  However, when oversubscribed, Ordinary Redemptions are still available to be satisfied on a pro rata basis.  Most recently, with respect to requests for Ordinary Redemptions in the second quarter of 2014, the SRP was oversubscribed by approximately 2 million shares and approximately 25.2% of Ordinary Redemption requests were satisfied on a pro rata basis. In addition, the SRP has not been oversubscribed with respect to redemptions sought upon a stockholder’s death, qualifying disability or confinement to a long-term care facility (“Exceptional Redemptions”).

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or its Stockholders.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs.  In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors has the right to amend, suspend or terminate the SRP at any time, and (b) the Board of Directors makes no assurances with respect to (i) future distributions, if any or (ii) the timing of providing liquidity to the Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

(d) Intent to Tender.

The directors and executive officers of the Company are entitled to participate in the Tender Offer on the same basis as other Stockholders; however, all of the directors and executive officers of the Company have advised us that they do not intend to tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5.                                 Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

Item 6.                                 Interest in Securities of the Subject Company.

Effective June 2, 2014, pursuant to the Company’s distribution reinvestment plan, the Company issued approximately 0.3 million Shares at $9.53 per Share, for an aggregate price of approximately $2.6 million.

Effective June 30, 2014, pursuant to the SRP, the Company made Ordinary Redemptions of approximately 0.7 million Shares at $8.53 per Share, for an aggregate price of approximately $5.7 million, and Exceptional Redemptions of approximately 0.1 million Shares at $9.90 per Share, for an aggregate price of approximately $1.3 million.

Effective July 1, 2014, pursuant to the Company’s distribution reinvestment plan, the Company issued approximately 0.3 million Shares at $9.53 per Share, for an aggregate price of approximately $2.5 million.

On July 1, 2014, the Company issued 2,991.027 restricted stock units (“RSUs”) to each of Robert S. Aisner and Murray J. McCabe, and 3,489.531 RSUs to David Fitch.  Following vesting, each RSU will be settled with one Share.  The price per RSU was $0 as these RSUs were granted as part of director compensation.

During the past 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.                                 Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.

There is no transaction, board resolution, agreement in principle or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.

Item 8.                                 Additional Information.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, general economic conditions, the financial health of the Company’s tenants, and office occupancy rates in the markets in which the Company’s properties are located.

In addition to the foregoing, the Company faces certain additional risks as described more fully in the section entitled “Part I. Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 12, 2014 (which section is incorporated herein by reference).

Item 9.                                 Exhibits.

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONOGRAM RESIDENTIAL TRUST, INC.

	By:	/s/ Daniel J. Rosenberg
		Name:	Daniel J. Rosenberg
		Title:	Senior Vice President, General Counsel and Secretary

Dated: July 14, 2014

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Text of Letter to the Company’s Stockholders, dated July 14, 2014.*
(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K filed by the Company with the SEC on March 1, 2013**
(e)(2)	Excerpts from the Company’s Annual Report on Form 10-K filed by the Company with the SEC on March 12, 2014**
(g)	Not applicable.

*              Included in copy mailed to Stockholders.

**           The sections of the Company’s Annual Reports on Form 10-K specified in Item 3 and 4 hereto are incorporated herein by reference.